SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Thunder Bridge Capital Partners IV, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

88605L 107

(CUSIP Number)

Gary A. Simanson

9912 Georgetown Pike

Suite D203

Great Falls, Virginia 22066

Telephone: (202) 431-0507

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88605L 107

1	Names of Reporting Person. TBCP IV, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,093,750
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 7,093,750
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,093,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.9%
14	Type of Reporting Person OO

CUSIP No. 88605L 107

1	Names of Reporting Person. Gary A. Simanson
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 7,093,750
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 7,093,750

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,093,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.9%
14	Type of Reporting Person IN

SCHEDULE 13D

Item 1. Security and Issuer

Securities acquired: Class A common stock (“Common Stock”)

Issuer:	Thunder Bridge Capital Partners IV, Inc. (the “Issuer”)

9912 Georgetown Pike, Suite D203

Great Falls, Virginia 22066

Item 2. Identity and Background

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

TBCP IV, LLC (“Sponsor”); and

Gary A. Simanson.

Sponsor is organized under the laws of the State of Delaware. Mr. Gary A. Simanson is a citizen of the United States. The address for the principal business office of each Reporting Person is 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066.

The principal occupation of Mr. Simanson is Chief Executive Officer of the Issuer. The principal business of the Sponsor is investing in securities the Issuer.

Mr. Simanson is the managing member of the Sponsor.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Units (as defined below) was $6,250,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

Item 4. Purpose of the Transaction

Founder Shares

In January 2021, our sponsor purchased 6,468,750 shares (up to 843,750 shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised) of Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.004 per share. The Founder Shares will automatically convert into shares of Common Stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

Placement Units

On June 29, 2021, Sponsor purchased 625,000 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $6,250,000 (the “Placement Unit Purchase Agreement”). The Sponsor agreed to purchase up to an additional 67,500 Placement Units if the underwriters’ over-allotment option is exercised in full at a price of $10.00 per Placement Unit. Each Placement Unit consists of one share of Common Stock (“Placement Share”) and one-fifth of one redeemable warrant (each, a “Placement Warrant”). Each whole Placement Warrant is exercisable to purchase one share Common Stock at a price of $11.50 per share, subject to adjustment, during the period commencing on the later of (i) twelve (12) months from the date of the closing of the IPO and (ii) 30 days following the consummation of the Business Combination.

The foregoing description of the Placement Unit Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor agreed to (i) waive its redemption rights with respect to its Founder Shares, Placement Shares and Common Stock in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to its Founder Shares, Placement Shares and Common Stock in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s Business Combination or certain amendments to the Issuer’s charter prior thereto or to redeem 100% of the Issuer’s Common Stock if the Issuer does not complete the Business Combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity and (iii) waive its rights to liquidating distributions from the trust account with respect to its Founder Shares and Placement Shares if the Issuer fails to complete the Business Combination within 24 months from the closing of the IPO, although Sponsor will be entitled to liquidating distributions from the trust account with respect to any Common Stock it holds if the Issuer fails to complete the Business Combination within the prescribed time frame.

Voting Agreement

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any Common Stock purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public stockholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding shares of Common Stock voted are voted in favor of the Business Combination.

Lock-up Agreement

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares, Placement Units, and securities contained therein are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (ii) in the case of the Placement Units, including the component securities therein, until 30 days after the completion of the Business Combination, with certain limited exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Placement Units, any Common Stock issuable upon the exercise of Placement Warrant, any Common Stock issuable upon the conversion of the Founder Shares, and any Common Stock that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their designees to the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a)-(b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 29,593,750 shares of Common Stock outstanding as of July 2, 2021, which includes: (i) 22,500,000 shares of Common Stock outstanding, (ii) 625,000 shares of Common Stock issuable upon exercise of the Placement Units, and (iii) 6,468,750 shares of Common Stock (up to 843,750 shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised) issuable upon conversion of the Founder Shares.

TBCP IV, LLC

a)		Amount beneficially owned: 7,093,750	Percentage: 23.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	7,093,750
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	7,093,750
	iv.	Shared power to dispose or to direct the disposition of:	0

Gary A. Simanson

a)		Amount beneficially owned: 7,093,750	Percentage: 23.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	7,093,750
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	7,093,750

The securities reported above are held of record by Sponsor and include: (i) 625,000 shares of Common Stock underlying the Placement Units, and (ii) 6,468,750 shares of Common Stock (up to 843,750 shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised) issuable upon conversion of the Founder Shares. Gary A. Simanson is the managing member of the Sponsor. As a result, Mr. Simanson has voting and investment discretion with respect to the Common Stock held by the Sponsor. Mr. Simanson may thus be deemed to have beneficial ownership of the Common Stock held directly by the Sponsor. Mr. Simanson disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly.

(c) The Reporting Person has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Placement Unit Purchase Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1	Placement Unit Purchase Agreement, dated as of June 29, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by the Issuer with the SEC on July 2, 2021).

Exhibit 99.2	Registration Rights Agreement, dated as of June 29, 2021, by and among the Issuer and certain security holders including the Sponsor (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on July 2, 2021).

Exhibit 99.3	Insider Letter, dated as of June 29, 2021, by and among the Issuer, the Sponsor, and the executive officers and directors of the Issuer (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on July 2, 2021).

Exhibit 99.4	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2021	TBCP IV, LLC

	By:	/s/ Gary A. Simanson
	Name:	Gary A. Simanson
	Title:	Managing Member

/s/ Gary A. Simanson